Exhibit 99.1

PRESS RELEASE

WiLAN Raises All Cash Offer to Acquire MOSAID to $42.00 per MOSAID Share

Key Highlights

•	WiLAN increases all cash Offer to $42.00 per MOSAID Share representing an increase of 11% over WiLAN’s original Offer of $38.00 cash
•	Represents a 38.6% premium to the 10-day volume weighted average price prior to the announcement of initial Offer or a 63.0% premium excluding MOSAID’s cash on hand
•	Represents immediate and certain value for MOSAID shareholders
•	Accretive to WiLAN’s adjusted earnings per share

OTTAWA, Canada – October 19, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that it has increased its fully funded all cash Offer to acquire MOSAID Technologies Incorporated (“MOSAID”) by 11% to $42.00 per MOSAID Common Share (“Share”).  The Offer will remain open until 5:00 pm Eastern time on November 1, 2011 (the “Revised Offer”).  WiLAN has no intention to further revise or extend its Revised Offer.

The Revised Offer is not subject to any financing contingencies.  WiLAN will finance the Revised Offer through cash on hand and previously arranged financing.

The Revised Offer is higher than MOSAID Shares have traded in more than 10 years prior to the announcement of WiLAN’s intention to make the Offer.  The Revised Offer price of $42.00 per MOSAID Share represents an 11% premium to the original Offer price and a 38.6% premium to the volume weighted average trading price of the MOSAID Shares on the TSX for the period ending on August 17, 2011, the last trading day prior to the announcement of the initial Offer.  Excluding MOSAID’s cash from its balance sheet on a dollar-for-dollar basis from MOSAID’s Share price, the Revised Offer represents a premium of 63.0%.

The all cash, fully funded Revised Offer provides immediate and certain value for MOSAID shareholders.  It removes exposure to business uncertainty and ongoing operational and market risk, particularly in light of the continued volatility in global financial markets.

“We continue to believe that combining our two Ottawa-based firms is a unique and exciting opportunity to create a global IP licensing powerhouse that combines the talent of two great teams.  We expect to retain the vast majority of MOSAID staff upon successful completion of this transaction,” said Jim Skippen, Chairman and CEO.  “Acquiring MOSAID fits perfectly within our long-term growth strategy and our commitment to increasing shareholder value.  The acquisition of MOSAID remains accretive to WiLAN’s adjusted earnings per share in fiscal 2012 and has the unanimous support of the WiLAN Board.”

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PRESS RELEASE

Added Skippen, “It has been more than two months since WiLAN announced its intention to acquire MOSAID.  We believe it to be a compelling and full offer, particularly in light of current market conditions.”

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

Forward-looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws, including statements relating to WiLAN, WiLAN’s formal offer to acquire all of the outstanding common shares of MOSAID (together with associated rights issued and outstanding under MOSAID’s shareholder rights plan) (the “Offer”) and any anticipated benefits to WiLAN resulting from the proposed acquisition of MOSAID.  The terms and phrases “has no intention”, “is not subject”, “will finance”, “we continue to believe”, “opportunity”, “we expect”, “our long-term growth strategy”, “our commitment”, “remain accretive”, “we believe” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances.

Many factors could cause WiLAN’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation: (1) the risks described in WiLAN’s August 3, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 6 months ended June 30, 2011 (the “MD&A”) starting at page 29 of the MD&A; (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF; and (3) the risks described below relating to the acquisition of MOSAID pursuant to the Offer as more fully discussed in WiLAN’s September 2, 2011 final short-form prospectus  relating to its offering of 6.00% extendible convertible unsecured subordinated debentures (the “Final Prospectus”) starting at page 30 of the Final Prospectus:

(a)	WiLAN has not verified the reliability of any public information regarding MOSAID including any information included in the Final Prospectus;

(b)
the Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions that could result in an adverse effect on WiLAN’s business or financial condition;

(c)	change of control or similar provisions in MOSAID’s agreements triggered upon any acquisition of MOSAID may lead to adverse consequences;

(d)	any integration of WiLAN and MOSAID may not occur as anticipated;

(e)	WiLAN may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects;

(f)
the proposed combination of WiLAN and MOSAID may not be successfully completed without the possibility of holders of MOSAID common shares exercising dissent and appraisal rights in connection with certain statutory transactions;

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PRESS RELEASE

(g)	WiLAN may not realize the benefits of the combined company’s new patent licensing programs;

(h)	WiLAN may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of patents following the proposed acquisition of MOSAID;

(i)	WiLAN may assume significant unknown liabilities arising out of or related to MOSAID’s business, operations or assets.

Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov and copies of the Final Prospectus may be obtained at www.sedar.com. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN’s forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

For Investor Relations inquiries, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

For Shareholder inquiries, please contact:

Kingsdale Shareholder Services Inc.
O: 1.866.581.1477

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